Exhibit 99.1

Jaguar Mining Responds to News Articles Regarding Unsolicited Offer

JAG - TSX/NYSE

CONCORD, NH, Nov. 16, 2011 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) in response to news articles today regarding an unsolicited offer to buy the Company, acknowledges that it has received proposals over the past few weeks.

The Company confirmed that, in light of the publicized unsolicited offer, the Board of Directors has determined to initiate a strategic process to explore alternatives to maximize shareholder value.  At this time, none of these proposals has progressed beyond the exploratory stage.  The Board has retained financial and legal advisors to assist in this regard.  There is no assurance that the process will culminate in a change of control transaction.

Jaguar's Board of Directors intends to update the shareholders of the Company at the appropriate time.

About Jaguar

Jaguar is a gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão as described above.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:

Investors and Analysts may contact:
Roger Hendriksen
Vice President, Investor Relations
603-224-4800
rhendriksen@jaguarmining.com

Members of the media may contact:
Valéria Rezende DioDato
Director of Communication
603-224-4800
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 12:25e 16-NOV-11